Mail Stop 4561

July 7, 2006

Mr. Derek Ivany
Chief Executive Officer
Planet411.com, Inc.
8720 Dufrost
St. Leonard, Quebec, Canada H1P 2Z5

> **Re:** **Planet411.com, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed November 3, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended September 30, 2005**
> **Filed November 14, 2005**
> **File No. 0-27645**

Dear Mr. Ivany:

We have reviewed your response letter dated July 6, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Statements of Operations (Unaudited), page F-2

1. We have reviewed your response to prior comment 2. Based on your proposed revisions, the change in accounts payable per the statement of cash flows for the six months ended December 31, 2005 does not appear to equal the actual change in the accounts payable balance between June 30, 2005 and December 31, 2005. Please explain this difference or revise accordingly.

Statements of Cash Flows (Unaudited), page F-3

2. We have reviewed your response to prior comment 3. Please file an amended Form 10-QSB that incorporates the proposed revisions.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief